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TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Non-IFRS measures

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes for the three and six months ended June 30, 2023 (the "Interim Financial Statements") of Tricon Residential Inc. (“Tricon", "us", "we" or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”) and consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2022.

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: "proportionate" metrics, net operating income ("NOI"), NOI margin, proportionate same home NOI and NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Forward-looking statements

Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s current Interim Financial Statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, "target" and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable.

This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, costs, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company's rental businesses; the acquisition of build-to-rent projects; the Company’s key priorities over the next three years and the manner in which they might be achieved; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and multi-family rental apartments; rollout of operations programs and resident betterment programs; debt financing and refinancing intentions; continuing increases in

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

interest rates, inflation and economic uncertainty; and the impact and aftermath of the COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated February 28, 2023 (the “AIF”), which is available on SEDAR at www.sedar.com. The continuing impact and aftermath of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness and prevailing interest rates; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation and overall levels of inflation; and the impact and aftermath of COVID-19.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the Company’s ability to execute its growth strategies; the impact of changing conditions in the multi-family housing market; increasing competition in the single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; the expected future value of the Company's portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and overall economic uncertainty; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.6 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.

Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Market and industry data

This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

1.    Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated as of August 8, 2023, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon", “us", “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2023 ("Interim Financial Statements"), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies are consistent with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022, available on the Company's website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedar.com, and as part of the Company's annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites.

The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated.

1.1    Business overview

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes located primarily in the U.S. Sun Belt and multi-family apartments in Canada. The Company also invests in adjacent residential businesses which include residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing strategic capital associated with its businesses. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential.

As at June 30, 2023, about 97% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 3% are investments in adjacent residential businesses.

Please refer to the section entitled “Description of the Business” in the Company’s Annual Information Form dated February 28, 2023 (the “AIF”), which is available on SEDAR at www.sedar.com, for a more fulsome overview of Tricon’s business.

1.2    The Tricon difference

I. Superior growth profile

Tricon is focused on disciplined, long-term growth of its single-family rental home portfolio and has a sophisticated acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously. Tricon sources acquisition opportunities of existing homes through traditional channels, including Multiple Listing Service (“MLS”), “iBuyer” direct channels, and portfolio acquisitions. These traditional channels will account for the majority of Tricon’s planned acquisitions over the near term and leverage the Company’s acquisition platform which filters and ranks many listings per year while standardizing hundreds of key underwriting parameters, enabling the Company to efficiently convert listings into offers.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its three newest home growth channels. These include the development of dedicated “build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders. In aggregate, our six existing and new home acquisition channels are expected to provide the Company with sufficient volume to meet its acquisition targets.

II. Differentiated strategic partnership model

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. The Company has recently partnered with leading global real estate investors to form three complementary single-family rental joint ventures, each with a unique acquisition strategy that provides residents with more housing options at an accessible price point.
(1) As at June 30, 2023, Tricon's unfunded equity commitment to these vehicles was approximately $250 million and it is expected to be funded over the next three years.

III. Technology-enabled operating platform

Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience, and optimizes operating efficiencies. The Company's proprietary suite of software applications, referred to as “TriApps”, automates many facets of the single-family rental business. More information is available in the AIF.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

2.    Highlights

The following section presents highlights for the quarter on a consolidated and proportionate basis.

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio, held through Tricon US Multi-Family REIT LLC. In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company's continuing operations.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company's liquidity. See “Non-IFRS measures” on page 1 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2023	2022	2023	2022(1)

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$46,768	$405,604	$76,169	$555,728
Fair value gain on rental properties	123,752	395,835	135,646	695,407

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.17	1.47	0.26	2.02
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.16	0.82	0.26	1.41

Net income from discontinued operations	—	11,256	—	24,589
Basic earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.04	—	0.09
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.03	—	0.08

Dividends per share	$0.058	$0.058	$0.116	$0.116

Weighted average shares outstanding - basic	273,787,761	274,598,588	273,789,959	274,345,001
Weighted average shares outstanding - diluted	275,565,254	311,913,232	275,584,117	311,929,796

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO")	$42,053	$51,009	$84,209	$94,044
Adjusted funds from operations ("AFFO")	33,760	40,730	66,808	74,388

Core FFO per share(3)	0.14	0.16	0.27	0.30
AFFO per share(3)	0.11	0.13	0.22	0.24

Select balance sheet items reported on a consolidated basis			June 30, 2023	December 31, 2022

Total assets			$12,934,169	$12,450,946
Total liabilities(4)			9,095,650	8,653,921
Net assets attributable to shareholders of Tricon			3,833,806	3,790,249

Rental properties			11,933,335	11,445,659
Debt			5,827,545	5,728,184
(1) Certain comparative figures have been adjusted to conform with the current period presentation as income from equity-accounted investments in U.S. multi-family rental properties has been reclassified as discontinued operations, separate from the Company's continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to “Non-IFRS measures” on page 1 and Appendix A.
(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which were 310,309,372 and 310,328,235 for the three and six months ended June 30, 2023, respectively, and 311,913,232 and 311,929,796 for the three and six months ended June 30, 2022, respectively.
(4) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

IFRS measures on a consolidated basis

Net income from continuing operations in the second quarter of 2023 was $46.8 million compared to $405.6 million in the second quarter of 2022, and included:

•Fair value gain on rental properties of $123.8 million compared to $395.8 million in the second quarter of 2022, attributable to a moderation in home price appreciation within the single-family rental portfolio given the current climate of higher mortgage rates and economic uncertainty.

•Revenue from single-family rental properties of $197.5 million compared to $155.1 million in the second quarter of 2022, driven primarily by growth of 10.0% in the single-family rental portfolio to 36,767 homes, a 7.3% year-over-year increase in average effective monthly rent (from $1,670 to $1,792) and a 1.0% increase in total portfolio occupancy to 95.6%.

•Direct operating expenses of $65.0 million compared to $50.7 million in the second quarter of 2022, primarily reflecting an expansion in the rental portfolio and higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures.

•Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services) of $10.8 million compared to $20.4 million in the second quarter of 2022, attributable to lower performance fees earned from the Company's legacy for-sale housing projects, along with lower asset management fees and property management fees earned following the sale of Tricon's remaining interest in the U.S. multi-family rental portfolio in the fourth quarter of 2022.

Net income from continuing operations for the six months ended June 30, 2023 was $76.2 million compared to $555.7 million for the period ended June 30, 2022, and included:

•Fair value gain on rental properties of $135.6 million compared to $695.4 million in the prior year for the same reasons discussed above.

•Revenue from single-family rental properties of $386.0 million and direct operating expenses of $127.1 million compared to $293.9 million and $96.3 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $61.2 million, attributable to the continued expansion of the single-family rental portfolio and strong rent growth.

•Revenue from strategic capital services of $25.9 million compared to $32.8 million in the prior year, for the reasons discussed above, partially offset by higher Johnson development fees from large commercial land bulk sales in the first quarter of 2023.

Non-IFRS measures on a proportionate basis

Core FFO for the second quarter of 2023 was $42.1 million, a decrease of $9.0 million or 18% compared to $51.0 million in the second quarter of 2022. The change was driven by higher borrowing costs incurred to support the expansion of the SFR portfolio, a loss of NOI and fee income from the disposition of the U.S. multi-family rental portfolio, lower acquisition fees associated with acquiring fewer SFR homes and lower performance fees. These items were partially offset by NOI growth in the SFR business and stronger results from U.S. residential developments. During the six months ended June 30, 2023, Core FFO decreased by $9.8 million or 10% to $84.2 million compared to $94.0 million in the prior period, for the reasons noted above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

AFFO for the three and six months ended June 30, 2023 was $33.8 million and $66.8 million, respectively, a decrease of $7.0 million (17%) and $7.6 million (10%) from the same periods in the prior year. This change in AFFO was driven by the decrease in Core FFO discussed above, partially offset by lower recurring capital expenditures as a result of disciplined cost containment and scoping refinement when turning homes and the absence of recurring capital expenditures from the U.S. multi-family rental portfolio following its sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

3.    Consolidated financial results

The following section should be read in conjunction with the Company’s condensed interim financial statements and related notes for the for the three and six months ended June 30, 2023.

On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio that was held through Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified its prior-year results as discontinued operations separate from the Company’s continuing operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5").

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

3.1    Review of income statements

Consolidated statements of income

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Revenue from single-family rental properties	$197,457	$155,135	$42,322	$385,966	$293,923	$92,043
Direct operating expenses	(65,002)	(50,739)	(14,263)	(127,109)	(96,254)	(30,855)
Net operating income from single-family rental properties	132,455	104,396	28,059	258,857	197,669	61,188

Revenue from strategic capital services	10,750	20,387	(9,637)	25,871	32,798	(6,927)

Income from equity-accounted investments in multi-family rental properties(1)	202	170	32	350	330	20
Income (loss) from equity-accounted investments in Canadian residential developments(2)	869	(98)	967	292	(113)	405
Other income(3)	2,614	372	2,242	6,373	3,421	2,952
Income from investments in U.S. residential developments(4)	7,322	3,002	4,320	13,355	7,307	6,048
Compensation expense	(21,848)	(22,737)	889	(42,222)	(50,989)	8,767
Performance fees expense	(692)	(15,117)	14,425	(537)	(27,681)	27,144
General and administration expense	(22,202)	(13,905)	(8,297)	(37,451)	(26,780)	(10,671)
Transaction costs	(949)	(5,482)	4,533	(7,997)	(7,701)	(296)
Interest expense	(79,374)	(45,864)	(33,510)	(155,746)	(82,718)	(73,028)
Fair value gain on rental properties	123,752	395,835	(272,083)	135,646	695,407	(559,761)
Fair value gain on Canadian development properties	—	874	(874)	—	874	(874)
Fair value (loss) gain on derivative financial instruments and other liabilities	(19,569)	156,487	(176,056)	(16,460)	127,125	(143,585)
Amortization and depreciation expense	(4,280)	(3,584)	(696)	(8,545)	(6,991)	(1,554)
Realized and unrealized foreign exchange gain	163	100	63	131	39	92
Net change in fair value of limited partners’ interests in single-family rental business	(69,528)	(112,003)	42,475	(79,724)	(204,235)	124,511
	(83,520)	338,050	(421,570)	(192,535)	427,295	(619,830)
Income before income taxes from continuing operations	$59,685	$462,833	$(403,148)	$92,193	$657,762	$(565,569)
Income tax expense from continuing operations	(12,917)	(57,229)	44,312	(16,024)	(102,034)	86,010
Net income from continuing operations	$46,768	$405,604	$(358,836)	$76,169	$555,728	$(479,559)

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.17	1.47	(1.30)	0.26	2.02	(1.76)
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.16	0.82	(0.66)	0.26	1.41	(1.15)

Net income from discontinued operations	—	11,256	(11,256)	—	24,589	(24,589)

Basic earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.04	(0.04)	—	0.09	(0.09)
Diluted earnings per share attributable to shareholders of Tricon from discontinued operations	—	0.03	(0.03)	—	0.08	(0.08)

Weighted average shares outstanding - basic	273,787,761	274,598,588	(810,827)	273,789,959	274,345,001	(555,042)
Weighted average shares outstanding - diluted(5)	275,565,254	311,913,232	(36,347,978)	275,584,117	311,929,796	(36,345,679)

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

(1) Includes income from The Selby (Section 4.2.1).
(2) Includes income from The Taylor, Maple House (Block 8), Birch House (Block 10), Cherry House (Blocks 3/4/7), Oak House (Block 20), The Ivy, The Spoke (Symington), ROQ City (Queen & Ontario) and KT Housing Now (Section 4.2.2).
(3) Includes commercial rental income from The Shops of Summerhill (Section 4.2.2) along with other income generated from interest rate cap derivatives, partially offset by the inclusion of a net operating loss from non-core single-family rental homes, which were disposed of during the quarter.
(4) Reflects the net change in the fair values of the underlying investments in the build-to-rent and legacy for-sale housing businesses (Section 4.2.2).
(5) For the three and six months ended June 30, 2023, the exchangeable preferred units of Tricon PIPE LLC were anti-dilutive (2022 - dilutive). Refer to Note 20 to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Rental revenue(1)	$186,788	$145,926	$40,862	$366,947	$276,605	$90,342
Other revenue(1)	10,669	9,209	1,460	19,019	17,318	1,701
Revenue from single-family rental properties	$197,457	$155,135	$42,322	$385,966	$293,923	$92,043
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.

Revenue from single-family rental properties for the three months ended June 30, 2023 totaled $197.5 million, an increase of $42.3 million or 27.3% compared to $155.1 million for the same period in the prior year. The increase is attributable to:

•Growth of $40.9 million in rental revenue, driven by portfolio expansion of 10.0% (36,767 rental homes compared to 33,423), and a 7.3% year-over-year increase in average effective monthly rent per home ($1,792 compared to $1,670) attributable to the continued strong demand for single-family rental homes. This strong demand also contributed to a 1.0% increase in occupancy (95.6% compared to 94.6%) notwithstanding the acquisition of 805 vacant homes this quarter.

•An increase of $1.5 million in other revenue driven by portfolio expansion, as well as incremental ancillary revenue from the rollout of the Company's smart-home technology initiative (72% of single-family rental homes were smart-home enabled at June 30, 2023 compared to 61% at June 30, 2022), along with higher resident enrollment in the renters insurance program. These items were partially offset by lower late fees received as a result of improved collections of rental payments, as well as a heightened provision on resident recoveries to reflect actual collections rather than billed amounts (see Section 4.1).

Revenue from single-family rental properties for the six months ended June 30, 2023 totaled $386.0 million, an increase of $92.0 million or 31.3% compared to the prior year. This favorable variance was primarily driven by growth of the rental portfolio, an improvement in the average monthly rent, as well as higher other revenue for the reasons discussed above.

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Property taxes	$31,705	$24,017	$7,688	$63,232	$45,754	$17,478
Repairs and maintenance	7,875	7,221	654	14,781	13,955	826
Turnover	3,528	2,333	1,195	5,376	4,028	1,348
Property management expenses	12,626	10,225	2,401	24,782	18,844	5,938
Property insurance	1,812	1,835	(23)	4,445	3,564	881
Marketing and leasing	636	615	21	1,121	1,201	(80)
Homeowners' association (HOA) costs	3,549	2,072	1,477	6,570	3,903	2,667
Other direct expense(1)	3,271	2,421	850	6,802	5,005	1,797
Direct operating expenses	$65,002	$50,739	$14,263	$127,109	$96,254	$30,855
(1) Other direct expense includes property utilities on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas and electricity are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Direct operating expenses for the three months ended June 30, 2023 were $65.0 million, an increase of $14.3 million or 28.1% compared to the same period in the prior year. The variance is primarily attributable to:

•An increase of $7.7 million in property taxes driven by 10.0% growth in the size of the portfolio, as well as a higher property tax expense per home arising from significant year-over-year assessed home value appreciation and anticipated tax increases in Tricon's markets.

•An increase of $1.2 million in turnover expense primarily attributable to a higher annualized turnover rate (26.7% in the current period compared to 20.4% in the prior period for the total portfolio) on a larger portfolio of homes which led to an increased volume of work orders, partly offset by effective cost control through scope refinement and higher utilization of in-house maintenance personnel on turn projects.

•An increase of $2.4 million in property management expenses as a result of additional operations personnel hired to manage a growing rental portfolio and inflationary pressures reflecting a tighter labor market.

•An increase of $1.5 million in homeowners' association (HOA) costs driven by growth in the size of the portfolio, with more homes being situated in HOAs as well as increases in annual HOA dues. A heightened level of rule enforcement by HOAs became more prevalent as pandemic-era regulations eased, which also increased violation / penalty fees. This trend is expected to continue in the coming quarters.

•An increase of $0.9 million in other direct expense resulting from the additional costs of supplying access to smart-home technology in more homes and providing renters insurance to more residents (these costs are offset by higher revenue), as well as increased utility costs on vacant homes from higher rates and a growing portfolio.

Direct operating expenses for the six months ended June 30, 2023 were $127.1 million, an increase of $30.9 million or 32.1% compared to the prior year, primarily for the reasons described above.

Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services)

The following table provides further details regarding revenue from strategic capital services for the three and six months ended June 30, 2023 and 2022, net of inter-segment revenues eliminated upon consolidation.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Asset management fees	$2,787	$3,075	$(288)	$5,544	$6,202	$(658)
Performance fees	1,146	8,344	(7,198)	3,708	9,087	(5,379)
Development fees	6,471	6,156	315	15,990	12,018	3,972
Property management fees	346	2,812	(2,466)	629	5,491	(4,862)
Revenue from strategic capital services	$10,750	$20,387	$(9,637)	$25,871	$32,798	$(6,927)

Revenue from strategic capital services for the three months ended June 30, 2023 totaled $10.8 million, a decrease of $9.6 million from the same period in the prior year, mainly attributable to:

•A decrease of $7.2 million in performance fees earned from Tricon's legacy for-sale housing investments in its U.S. residential development portfolio. Performance fees are earned by the Company when third-party investors realize returns that exceed set targets or hurdles within the Investment Vehicles. As such, performance fees are generally episodic in nature and can fluctuate materially on a year-over-year basis.

•A decrease of $2.5 million in property management fees primarily related to the Company's sale of the U.S. multi-family rental portfolio in October 2022.

Revenue from strategic capital services for the six months ended June 30, 2023 totaled $25.9 million, a decrease of $6.9 million from the prior year, largely resulting from the same reasons discussed above, offset by a $4.0 million

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

increase in development fees from Johnson communities primarily driven by incentive fees earned on a large commercial land bulk sale in the first quarter of 2023.

Income (loss) from equity-accounted investments in Canadian residential developments

Equity-accounted investments in Canadian residential developments include joint ventures and equity holdings in development projects, namely The Taylor, Maple House (Block 8), Birch House (Block 10), Cherry House (Blocks 3/4/7), Oak House (Block 20), The Ivy, ROQ City (Queen & Ontario), The Spoke (Symington) and KT Housing Now. The James (Scrivener Square) and The Shops of Summerhill are accounted for as Canadian development properties. The income earned from The Shops of Summerhill is presented as other income.

The following table presents the income (loss) from equity-accounted investments in Canadian residential developments for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Income (loss) from equity-accounted investments in Canadian residential developments	$869	$(98)	$967	$292	$(113)	$405

Income from equity-accounted investments in Canadian residential developments for the three months ended June 30, 2023 was $0.9 million, an increase of $1.0 million from the same period in the prior year. The increase is primarily attributable to fair value gains recognized at The Ivy and Maple House (Block 8) as a result of achieving key development milestones, offset by net operating losses incurred at The Taylor as the building continues its lease-up phase and approaches stabilization. In comparison, the loss in the prior period was driven by incidental operating losses during the pre-demolition phase of various projects across the portfolio.

Income from investments in Canadian residential developments for the six months ended June 30, 2023 was $0.3 million, which increased by $0.4 million compared to the prior year, for the same reasons described above.

Income from investments in U.S. residential developments

The following table presents income from investments in U.S. residential developments for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Income from investments in U.S. residential developments	$7,322	$3,002	$4,320	$13,355	$7,307	$6,048

Income from investments in U.S. residential developments for the three months ended June 30, 2023 was $7.3 million, a year-over-year increase of $4.3 million. The increase was largely reflective of strong demand for new housing following the economic uncertainty and rising interest rates which temporarily dampened housing demand in the prior year. Further, high mortgage rates have created a "lock in" effect which has reduced the availability of existing homes for sale and increased new home sales as a percentage of total home sales.

Income from investments in U.S. residential developments for the six months ended June 30, 2023 was $13.4 million, an increase of $6.0 million from the same period in the prior year. This year-over-year increase is attributable to the reasons mentioned above.

Management continues to monitor the macroeconomic factors that are fundamental to the for-sale housing market, including rising mortgage rates, which could impact consumer demand and pricing, development timelines as well as new for-sale housing supply.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Compensation expense

The following table provides further details regarding compensation expense for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30		Three months			Six months
(in thousands of U.S. dollars)		2023	2022	Variance	2023	2022	Variance

Salaries and benefits	A	$13,965	$13,845	$120	$28,487	$27,869	$618

Cash-based(1)		4,037	4,428	(391)	6,166	11,362	(5,196)
Equity-based		3,719	273	3,446	7,467	3,470	3,997
Annual incentive plan ("AIP")	B	7,756	4,701	3,055	13,633	14,832	(1,199)

Cash-based		127	4,091	(3,964)	102	7,924	(7,822)
Equity-based		—	100	(100)	—	364	(364)
Long-term incentive plan ("LTIP")	C	127	4,191	(4,064)	102	8,288	(8,186)

Total compensation expense	A+B+C	$21,848	$22,737	$(889)	$42,222	$50,989	$(8,767)
(1) The cash-based AIP figure for the six months ended June 30, 2022 includes one-time allocations for special awards.

Compensation expense for the three months ended June 30, 2023 was $21.8 million, a decrease of $0.9 million or 3.9% compared to the same period in the prior year. The variance is attributable to:

•A decrease of $4.1 million in LTIP expense, driven by a nominal increase in unrealized carried interest as a result of lower fair value gains of underlying Investment Vehicles compared to the prior period. In addition, the comparative period also included the accrual of performance fees payable related to the U.S. multi-family rental Investment Vehicle which was sold in October 2022.

•An offsetting increase of $3.1 million in AIP expense, primarily attributable to a $2.6 million increase in equity-based awards arising from the revaluation of the performance share units liability based on a higher price for the Company's common shares as at period-end. In the three months ended June 30, 2023, the Company's share price on the TSX increased by $1.07 per share, on a USD-converted basis, compared to a decrease of $5.77 per share in the comparative period. The current period expense also reflects a larger equity-based award pool for 2023.

Compensation expense for the six months ended June 30, 2023 was $42.2 million, a decrease of $8.8 million or 17.2% compared to the prior year, attributable to:

•A decrease of $8.2 million in LTIP expense, reflecting a lower cash-based LTIP expense of $7.8 million, for the same reasons noted above.

•A decrease of $1.2 million in AIP expense, driven by a $5.2 million reduction in cash-based awards reflecting special one-time allocations under the AIP in the prior period, as well as reduced planned cash-based award payments for 2023. The AIP accrued expense is typically finalized in the fourth quarter of each year. This decrease was partially offset by an increase in AIP equity-based expense of $4.0 million, which was driven by the same reasons noted above.

Performance fees expense

Performance fees expense reflects amounts that are expected to be paid to key management equity participants who have an equity interest in entities that earn performance fee revenue, whereas LTIP participants do not have said equity interests. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of the performance fees earned from each Investment Vehicle and both are paid to participants if and when the performance fees are in fact realized and paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

The following table presents performance fees expense for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Performance fees expense	$692	$15,117	$(14,425)	$537	$27,681	$(27,144)

Performance fees expense for the three months ended June 30, 2023 was $0.7 million, a decrease of $14.4 million compared to the same period of the prior year, driven by a nominal increase in unrealized carried interest as a result of lower fair value gains of underlying Investment Vehicles. In addition, the U.S. multi-family rental Investment Vehicle was disposed of in the fourth quarter of 2022, resulting in no related performance fees expense being incurred in the current period.

Performance fees expense for the six months ended June 30, 2023 was $0.5 million, a decrease of $27.1 million compared to the prior period, for the same reasons described above.

General and administration expense

The following table presents general and administration expense for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

General and administration expense	$22,202	$13,905	$8,297	$37,451	$26,780	$10,671

General and administration expense for the three months ended June 30, 2023 was $22.2 million, an increase of $8.3 million compared to the same period in the prior year. The increase was primarily driven by $6.6 million of non-recurring costs related to consulting and IT services used to facilitate the major implementation of a new enterprise resource planning system to accommodate portfolio growth and optimize business processes.

General and administration expense for the six months ended June 30, 2023 was $37.5 million, an increase of $10.7 million compared to the prior year, driven by non-recurring costs as noted above as well as additional spending on the continued expansion of the Company's technology-enabled operating platform and increased travel expenses.

Interest expense

The following table provides details regarding interest expense for the three and six months ended June 30, 2023 and 2022 by borrowing type and nature.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Corporate borrowings	$3,367	$1,624	$1,743	$3,595	$2,789	$806
Property-level borrowings	65,386	35,391	29,995	132,172	62,752	69,420
Due to Affiliate	4,246	4,246	—	8,491	8,532	(41)
Amortization of deferred financing costs, discounts and lease obligations	6,375	4,603	1,772	11,488	8,645	2,843
Total interest expense	$79,374	$45,864	$33,510	$155,746	$82,718	$73,028

Weighted average interest rate(1)				4.39%	2.84%	1.55%
(1) The weighted average effective interest rates are calculated based on the average debt balances and the average applicable reference rates for the six months ended June 30, 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Interest expense was $79.4 million for the three months ended June 30, 2023, an increase of $33.5 million compared to $45.9 million for the same period last year. The variance is primarily attributable to an increase of $30.0 million in interest expense on property-level borrowings. This increase was driven by incremental net debt of $0.7 billion incurred to support the expansion of the single-family rental portfolio and an increase of 1.58% in the weighted average interest rate (in Q2 2023 vs. in Q2 2022) resulting from higher benchmark interest rates.

Interest expense was $155.7 million for the six months ended June 30, 2023, an increase of $73.0 million compared to $82.7 million in the prior period. The variance is primarily attributable to the year-over-year increase in property-level borrowings and the increased interest rates, as discussed above.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Fair value gain on rental properties	$123,752	$395,835	$(272,083)	$135,646	$695,407	$(559,761)

Fair value gain on single-family rental properties was $123.8 million for the three months ended June 30, 2023, compared to $395.8 million for the same period last year. For the six months ended June 30, 2023, the fair value gain totaled $135.6 million, compared to $695.4 million from the prior year. The fair value of single-family rental homes is determined based on comparable sales, primarily by using the adjusted Home Price Index (“HPI”) methodology and periodically Broker Price Opinions (“BPOs”), where applicable. Refer to Note 4 in the condensed interim consolidated financial statements for further details.

Home values in the U.S. Sun Belt markets have increased over the past several years driven by a number of factors, including strong population and job growth, an acceleration of migration trends driven by the pandemic, historically low mortgage rates during 2020 and 2021, and an overall shortage of new housing supply. However, higher mortgage rates and rising economic uncertainty beginning in the second half of 2022 led to a deceleration in home price growth and in some cases, a decline in certain markets over the course of 2022 and into 2023. While home prices in Tricon's markets have improved in more recent months, mainly as a result of improved consumer confidence and a continued shortage of housing supply, the pace of home price appreciation remains well below that in the comparative period. Adjusted HPI growth in the quarter was 1.3% (5.2% annualized), net of capital expenditures, compared to 5.6% (22.4% annualized) in the same period in the prior year, driving lower fair value gains in the current period.

Fair value (loss) gain on derivative financial instruments and other liabilities

The following table presents the fair value (loss) gain on derivative financial instruments and other liabilities for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Fair value (loss) gain on derivative financial instruments and other liabilities	$(19,569)	$156,487	$(176,056)	$(16,460)	$127,125	$(143,585)

For the three months ended June 30, 2023, the fair value adjustment on derivative financial instruments and other liabilities changed by $176.1 million to a loss of $19.6 million compared to a gain of $156.5 million in the same period in the prior year. The fair value loss on derivative financial instruments in the second quarter was primarily driven by a $16.4 million loss on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC. An increase in Tricon's share price, on a USD-converted basis, served to increase the probability of exchange of preferred units of Tricon PIPE LLC into Tricon common shares. The remaining fair value loss recorded in the quarter was attributed to a decrease of $3.2 million (2022 - $1.6 million gain) on the Company's interest rate caps derivative, driven by the expiration of the JV-HD cap and the lower time value of other interest rate

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

caps. As most of the Company's interest rate caps have a remaining term of one year or less, the cap instruments decreased in value as they approach maturity.

For the six months ended June 30, 2023, the fair value loss on derivative financial instruments and other liabilities increased by $143.6 million to $16.5 million compared to a $127.1 million gain in the same period in the prior year, for the same reasons discussed above.

Net change in fair value of limited partners’ interests in single-family rental business

Limited partner ownership interests in the Company's single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Net change in fair value of limited partners’ interests in single-family rental business	$(69,528)	$(112,003)	$42,475	$(79,724)	$(204,235)	$124,511

For the three months ended June 30, 2023, the change in fair value of limited partners' interests in the single-family rental business was $69.5 million compared to $112.0 million for the same period in the prior year, representing a decrease of $42.5 million. This decrease primarily reflects a $40.3 million decline in the fair value gain attributed to the limited partners' interests during the period and a $20.2 million increase in interest and other expenses, partially offset by an $18.0 million increase in NOI.
For the six months ended June 30, 2023, the change in fair value of limited partners' interests in the single-family rental business was $79.7 million compared to $204.2 million for the same period in the prior year, representing a decrease of $124.5 million. The factors driving this change are consistent with those discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Income tax expense from continuing operations

The following table provides details regarding income tax expense from continuing operations for the three and six months ended June 30, 2023 and 2022.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Income tax expense - current	$(782)	$(1,104)	$322	$(1,900)	$(1,566)	$(334)
Income tax expense - deferred(1)	(12,135)	(56,125)	43,990	(14,124)	(100,468)	86,344
Income tax expense from continuing operations	$(12,917)	$(57,229)	$44,312	$(16,024)	$(102,034)	$86,010
(1) Deferred income tax expense for the three and six months ended June 30, 2022 has been adjusted to conform with the current period presentation as a result of the reclassification of prior-year results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.

For the three months ended June 30, 2023, income tax expense from continuing operations was $12.9 million, compared to $57.2 million of income tax expense in the same period in the prior year. This variance was primarily driven by significantly higher fair value gains recognized on single-family rental properties in the comparative period, which led to a much higher deferred income tax expense.

For the six months ended June 30, 2023, income tax expense from continuing operations was $16.0 million, a decrease of $86.0 million compared to $102.0 million in the prior year, driven by the decrease in the deferred tax expense for the reason noted above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

3.2    Review of selected balance sheet items

As at (in thousands of U.S. dollars)	June 30, 2023	December 31, 2022

Assets
Non-current assets
Rental properties	$11,933,335	$11,445,659
Equity-accounted investments in multi-family rental properties	21,422	20,769
Equity-accounted investments in Canadian residential developments	116,052	106,538
Canadian development properties	157,597	136,413
Investments in U.S. residential developments	145,690	138,369
Restricted cash	161,485	117,300
Goodwill	29,726	29,726
Deferred income tax assets	75,080	75,062
Intangible assets	6,081	7,093
Other assets	101,866	96,852
Derivative financial instruments	7,853	10,358
Total non-current assets	12,756,187	12,184,139

Current assets
Cash	120,387	204,303
Amounts receivable	25,333	24,984
Prepaid expenses and deposits	32,262	37,520
Total current assets	177,982	266,807
Total assets	$12,934,169	$12,450,946

Liabilities
Non-current liabilities
Long-term debt	$5,025,984	$4,971,049
Due to Affiliate	259,563	256,824
Derivative financial instruments	60,139	51,158
Deferred income tax liabilities	606,716	591,713
Limited partners' interests in single-family rental business	2,000,803	1,696,872
Long-term incentive plan	24,139	25,244
Performance fees liability	40,319	39,893
Other liabilities	28,988	30,035
Total non-current liabilities	8,046,651	7,662,788

Current liabilities
Amounts payable and accrued liabilities	153,622	138,273
Resident security deposits	77,993	79,864
Dividends payable	15,823	15,861
Current portion of long-term debt	801,561	757,135
Total current liabilities	1,048,999	991,133
Total liabilities	9,095,650	8,653,921

Equity
Share capital	2,120,518	2,124,618
Contributed surplus	24,352	21,354
Cumulative translation adjustment	11,845	6,209
Retained earnings	1,677,091	1,638,068
Total shareholders' equity	3,833,806	3,790,249
Non-controlling interest	4,713	6,776
Total equity	3,838,519	3,797,025
Total liabilities and equity	$12,934,169	$12,450,946

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the six months ended June 30, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	June 30, 2023	December 31, 2022

Opening balance	$11,445,659	$7,978,396
Acquisitions	363,652	2,362,185
Capital expenditures	90,062	326,460
Fair value adjustments	135,646	858,987
Dispositions	(101,684)	(80,369)
Balance, end of period	$11,933,335	$11,445,659

Rental properties increased by $0.5 billion to $11.9 billion as at June 30, 2023, from $11.4 billion as at December 31, 2022. The increase was driven by:

•Acquisition of 1,214 single-family rental homes for $363.7 million, partially offset by the disposition of 358 homes as part of Tricon's normal-course disposition program of non-core homes; these homes had an aggregate carrying value of $101.7 million at the time of disposition.

•Capital expenditures of $90.1 million, of which $48.6 million was attributable to the initial renovation of recently acquired single-family homes, and the remainder to capital improvement activities during turns.

•Fair value gain of $135.6 million on the single-family rental portfolio, driven by strong demand for single-family rental homes, as previously discussed, combined with limited new and resale housing supply in the Company's Sun Belt markets. While home prices in Tricon's markets were relatively flat from December 2022 through February 2023, prices have subsequently improved.

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the six months ended June 30, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	June 30, 2023	December 31, 2022

Opening balance	$136,413	$133,250
Development expenditures	17,698	12,686
Fair value adjustments	—	(440)
Translation adjustment	3,486	(9,083)
Balance, end of period	$157,597	$136,413

Canadian development properties increased by $21.2 million to $157.6 million as at June 30, 2023 compared to $136.4 million as at December 31, 2022. The increase was primarily driven by $17.7 million of development expenditures attributable to the ongoing construction of The James.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the six months ended June 30, 2023 and the year ended December 31, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

(in thousands of U.S. dollars)	June 30, 2023	December 31, 2022

Opening balance	$138,369	$143,153
Advances	3,044	15,655
Distributions	(9,078)	(37,336)
Income from investments in U.S. residential developments	13,355	16,897
Balance, end of period	$145,690	$138,369

Investments in U.S. residential developments increased by $7.3 million to $145.7 million as at June 30, 2023 compared to $138.4 million as at December 31, 2022. The increase was driven by $13.4 million of investment income from legacy for-sale housing investments driven by continuing solid housing demand fundamentals and advances of $3.0 million to the Company's build-to-rent Investment Vehicles as communities within these vehicles continue through their early stages of development. This was partially offset by distributions of $9.1 million from maturing assets within the legacy for-sale housing portfolio.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the six months ended June 30, 2023 and the year ended December 31, 2022.

(in thousands of U.S. dollars)	June 30, 2023	December 31, 2022

Opening balance	$106,538	$98,675
Advances	6,666	13,360
Distributions	—	(10,212)
Income from equity-accounted investments in Canadian residential developments	292	11,198
Translation adjustment	2,556	(6,483)
Balance, end of period	$116,052	$106,538
Equity-accounted investments in Canadian residential developments increased by $9.5 million to $116.1 million as at June 30, 2023 compared to $106.5 million as at December 31, 2022. The increase was primarily attributable to advances of $6.7 million to finance development activities across the portfolio and a favorable foreign exchange translation adjustment of $2.6 million.

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	June 30, 2023	December 31, 2022	Variance

Single-family rental properties borrowings	$5,662,472	$5,744,425	$(81,953)
Canadian development properties borrowings	38,963	21,095	17,868
Corporate borrowings	170,785	12,717	158,068
	$5,872,220	$5,778,237	$93,983
Transaction costs (net of amortization)	(44,249)	(49,404)	5,155
Debt discount (net of amortization)	(426)	(649)	223
Total debt per balance sheet(1)	$5,827,545	$5,728,184	$99,361
Cash and restricted cash	(281,872)	(321,603)	39,731
Net debt(2)	$5,545,673	$5,406,581	$139,092
(1) Excludes Due to Affiliate.
(2) Non-IFRS measure; see “Non-IFRS measures” on page 1 and Section 6.

Net debt increased by $0.1 billion to $5.5 billion as at June 30, 2023, from $5.4 billion as at December 31, 2022. The variance was primarily attributable to:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

•An increase in corporate borrowings of $158.1 million and a decrease in cash and restricted cash of $39.7 million, which were primarily attributable to debt repayments of $82.0 million to achieve lower leverage on certain Investment Vehicles, acquisitions of single-family rental homes of approximately $68.0 million and property tax payments of $45.0 million during the first two quarters of 2023.

•An increase of $17.9 million in Canadian development properties borrowings as construction activities for The James (Scrivener Square) increased during the first half of the year.

•An offsetting decrease of $82.0 million in single-family rental properties borrowings, driven primarily by the debt repayments noted above.

The weighted average interest rate applicable to debt owed by the Company as at June 30, 2023 was 4.39%. The following table summarizes the debt structure and leverage position as at June 30, 2023:

(in thousands of U.S. dollars)
Debt structure	Balance	% of total	Weighted average interest rate(1)	Weighted average time to maturity (years)
Fixed	$4,008,995	68.3%	3.55%	3.34
Floating	1,863,225	31.7%	6.13%	2.13
Total/Weighted average	$5,872,220	100.0%	4.39%	2.96
(1) The weighted average effective interest rates as shown in the table above were based on average debt balances for the period ended June 30, 2023. The weighted average effective interest rates based on consolidated outstanding debt balances as at June 30, 2023 were 3.62% and 6.20% for fixed-rate debt and floating-rate debt, respectively.

During the second quarter, the outstanding JV-HD subscription line facility was fully repaid with investor equity. In addition, on May 11, 2023, the Company amended its SFR JV-HD warehouse facility agreement to decrease the commitment value by $140.0 million to $350.0 million and increase the SOFR interest rate cap from 2.60% to 2.85%.

As at June 30, 2023, Tricon's near-term debt maturities included the JV-2 subscription facility of $263.0 million, which was repaid in full subsequent to quarter-end with investor equity, and a term loan of $209.5 million pertaining to the wholly-owned single-family rental portfolio. On July 27, 2023, the Company extended the maturity of the term loan by six months to April 2024 (with the option to extend for another six months to October 2024) and amended the agreement to increase the commitment value by $100.0 million to $309.5 million. The coupon rate remains unchanged.

Tricon's debt maturities as at June 30, 2023 are presented below, assuming the exercise of all extension options.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

DEBT MATURITY ANALYSIS – as at June 30, 2023 *
2,000
1,500
1,000
500
0
(in millions of U.S. dollars)
473
341
1,680
1,590
946
842
2023
2024
2025
2026
2027
2028
Single-family rental borrowings
Canadian development properties borrowings
Corporate borrowings

* Reflects the maturity dates after all extensions have been exercised. The Company is currently in the process of exercising extension options, where appropriate, on all near-term maturing loans.

3.3    Subsequent events

SFR securitization transaction

On July 11, 2023, Tricon closed a new securitization involving the issuance and sale of five classes of fixed-rate pass-through certificates with a face amount of approximately $416 million, a weighted average yield of approximately 5.86%and a term to maturity of approximately five years, secured indirectly by a pool of 2,116 single-family rental homes within SFR JV-2. The transaction proceeds were primarily used to pay down the existing short-term SFR JV-2 variable-rate debt.

Quarterly dividend

On August 8, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after October 15, 2023 to shareholders of record on September 30, 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

4.    Operating results of businesses

Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter and for the year on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators ("KPIs"). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon’s proportionate results, unless otherwise stated, as described in Section 6. Refer to “Non-IFRS measures” on page 1 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate.

4.1    Single-Family Rental

Business update

The Company's single-family rental business continued to benefit from favorable demographic shifts driven by new household formation as well as population, job and wage growth in U.S. Sun Belt markets. Meanwhile, an imbalance continues to persist between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance, coupled with inflationary cost pressures, and higher mortgage rates which have dramatically increased the cost of owning versus the cost of renting, has made homeownership less attainable and increased demand for rental homes. Tricon’s relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership.

These dynamics contributed to the Company's continued strong operating performance, including same home occupancy of 97.5%, same home resident turnover of 19.2% and same home blended rent growth of 7.4% during the quarter (comprised of 9.8% growth on new move-ins as well as 6.6% growth on renewals). The demand for Tricon's rental homes (as measured by leads per available home) remains above pre-pandemic and prior-year levels; however, the rent growth on new move-ins has normalized towards pre-pandemic levels as a result of resident turnover skewing towards residents with shorter tenure. The Company continues to balance market rent growth appreciation and its embedded portfolio loss-to-lease with its continued efforts to self-govern and moderate rent growth for existing residents as a key component of its Single-Family Resident Bill of Rights and ESG strategy.

Acquisitions and dispositions update

In response to strong resident demand, the Company acquired 805 homes (247 wholly-owned homes for $81.3 million and 558 homes owned through joint ventures for $181.4 million) during the quarter at an average cost of $326,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $263 million (of which Tricon's proportionate share was approximately $137 million). The average acquisition cost per home of $326,000 increased by 2.5% sequentially from $318,000 in Q1 2023, driven by continued scarcity in the supply of homes. Year-over-year, the average acquisition cost per home decreased by 10.4% from $364,000 in Q2 2022. The decrease was partly due to home prices moderating amidst rising mortgage rates and partly due to Tricon generally buying homes at a discount to list price to achieve a higher blended cap rate at or above the cost of long-term financing.

While the supply of available homes continues to increase in line with seasonal trends, Tricon plans to reduce its acquisition pace to ~400 homes in each of the third and fourth quarters with the aim of completing the investment program for SFR JV-2 and JV-HD with lower leverage than previously anticipated (see "Forward-looking statements" on page 1). During the quarter, Tricon also disposed of 201 homes (193 wholly-owned homes for $67.7

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

million and eight homes owned through joint ventures for $2.4 million) for a total of $70.1 million as part of its normal-course disposition program for non-core homes. Tricon's proportionate share of dispositions was approximately $68 million. The homes were typically sold via the retail home-sale channel, at an average price of $349,000 per home, in line with their IFRS fair value. Tricon expects to continue disposing of non-core homes as a means of recycling capital towards acquisition of newer homes in its core markets.

For the six months ended June 30, 2023, the Company acquired 1,214 homes at an average cost of $323,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $393 million (of which Tricon's proportionate share was approximately $177 million). For the six months ended June 30, 2023, Tricon disposed of 358 homes at an average price of $328,000 per home.

OPERATING RESULTS – PROPORTIONATE TOTAL PORTFOLIO

For the periods ended June 30	Three months			Six months
(in U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Operating metrics(1)
Tricon wholly-owned rental homes	14,637	15,034	(397)	14,637	15,034	(397)
SFR JV homes	22,130	18,389	3,741	22,130	18,389	3,741
Rental homes(2)	36,767	33,423	3,344	36,767	33,423	3,344

Occupancy	95.6%	94.6%	1.0%	95.3%	93.5%	1.8%
Average monthly rent	$1,792	$1,670	$122	$1,780	$1,653	$127
(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.
(2) Tricon's proportionate share of rental homes for the period ended June 30, 2023 was 21,656 (2022 - 20,910).

For the periods ended June 30	Three months				Six months
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance	2023	2022	Variance	% Variance

Rental revenue(1)	$107,981	$94,356	$13,625	14.4%	$213,754	$183,960	$29,794	16.2%
Other revenue(1)	5,330	5,496	(166)	(3.0%)	10,427	10,451	(24)	(0.2%)
Total revenue from rental properties	113,311	99,852	13,459	13.5%	224,181	194,411	29,770	15.3%

Property taxes	18,066	15,743	2,323	14.8%	36,433	30,689	5,744	18.7%
Repairs and maintenance	4,286	4,795	(509)	(10.6%)	9,052	9,976	(924)	(9.3%)
Turnover	1,581	1,312	269	20.5%	2,542	2,373	169	7.1%
Property management expenses	6,858	6,543	315	4.8%	13,774	12,372	1,402	11.3%
Property insurance	1,350	1,291	59	4.6%	2,834	2,579	255	9.9%
Marketing and leasing	319	303	16	5.3%	588	568	20	3.5%
Homeowners' association (HOA) costs	1,879	1,238	641	51.8%	3,557	2,435	1,122	46.1%
Other direct expenses(2)	1,774	1,440	334	23.2%	3,601	2,941	660	22.4%
Total direct operating expenses	36,113	32,665	3,448	10.6%	72,381	63,933	8,448	13.2%

Net operating income (NOI)(3)	$77,198	$67,187	$10,011	14.9%	$151,800	$130,478	$21,322	16.3%
Net operating income (NOI) margin(3)	68.1%	67.3%			67.7%	67.1%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Other direct expenses include property utilities on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas, and electricity are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Total portfolio NOI increased by $10.0 million or 14.9% to $77.2 million in the second quarter of 2023 compared to $67.2 million in the second quarter of 2022, as revenue expansion outpaced expense growth.

Rental revenue increased by $13.6 million or 14.4% during the quarter, driven primarily by a 7.3% increase in the average monthly rent ($1,792 in Q2 2023 vs. $1,670 in Q2 2022), a 1.0% increase in occupancy (95.6% in Q2 2023 vs. 94.6% in Q2 2022) and 3.6% portfolio growth (Tricon’s proportionate share of rental homes was 21,656 in Q2 2023 compared to 20,910 in Q2 2022).

Direct operating expenses increased by $3.4 million or 10.6% during the quarter, reflecting incremental costs incurred on a larger portfolio of homes, higher property taxes attributable to home price appreciation, and increased homeowners' association (HOA) costs reflecting higher dues and heightened enforcement of HOA rules. Other direct expenses also contributed to the variance, reflecting higher costs of providing smart-home technology to residents and increased utility costs driven by higher rates. These increases were partially offset by a decrease in repairs and maintenance expense as a result of the Company's focus on cost containment.

OPERATING RESULTS – PROPORTIONATE SAME HOME PORTFOLIO

The same home portfolio includes homes that have been stabilized since September 30, 2021 as per the NAREIT guidelines (see Section 6).

For the same home portfolio, blended rent growth for the quarter was 7.4% (including 9.8% on new leases and 6.6% on renewals), accompanied by a 0.5% decrease in occupancy to 97.5% from 98.0% recorded in the comparative period. While management expects the pace of rent growth to decelerate over time, the continued supply-demand imbalance, along with embedded portfolio loss-to-lease (estimated by management to be approximately 15% of market rents), is expected to drive healthy rent growth for the next few quarters (see “Forward-looking statements” on page 1). The Company's continued focus on resident retention has resulted in maintaining relatively low annualized turnover of 19.2% compared to 18.9% in the same period of the prior year. These KPIs are defined in Section 6.

For the periods ended June 30	Three months			Six months
(in U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Operating metrics - same home(1)
Tricon wholly-owned rental homes	12,777	12,777	—	12,777	12,777	—
SFR JV homes	9,001	9,001	—	9,001	9,001	—
Rental homes	21,778	21,778	—	21,778	21,778	—

Occupancy	97.5%	98.0%	(0.5%)	97.4%	97.9%	(0.5%)
Annualized turnover rate	19.2%	18.9%	0.3%	17.7%	17.5%	0.2%

Average monthly rent	$1,733	$1,624	$109	$1,720	$1,607	$113

Average rent growth - renewal	6.6%	6.3%	0.3%	6.6%	6.3%	0.3%
Average rent growth - new move-in	9.8%	18.0%	(8.2%)	10.0%	17.8%	(7.8%)
Average rent growth - blended	7.4%	8.4%	(1.0%)	7.3%	8.4%	(1.1%)
(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

For the three months ended June 30
(in thousands of U.S. dollars)	2023	% of revenue	2022	% of revenue	Variance	% Variance

Rental revenue(1)	$78,770		$73,415		$5,355	7.3%
Other revenue(1)	3,336		3,618		(282)	(7.8%)
Total revenue from rental properties	$82,106	100.0%	$77,033	100.0%	$5,073	6.6%

Property taxes	13,300	16.2%	12,107	15.7%	1,193	9.9%
Repairs and maintenance	3,622	4.4%	3,770	4.9%	(148)	(3.9%)
Turnover	1,013	1.2%	1,122	1.5%	(109)	(9.7%)
Property management expenses	4,613	5.6%	4,381	5.7%	232	5.3%
Property insurance	984	1.2%	878	1.1%	106	12.1%
Marketing and leasing	138	0.2%	105	0.1%	33	31.4%
Homeowners' association (HOA) costs	1,283	1.6%	941	1.2%	342	36.3%
Other direct expenses(2)	1,125	1.4%	1,025	1.3%	100	9.8%
Total direct operating expenses	26,078		24,329		1,749	7.2%

Net operating income (NOI)(3)	$56,028		$52,704		$3,324	6.3%
Net operating income (NOI) margin(3)	68.2%		68.4%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Other direct expenses include property utilities on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas and electricity are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

For the six months ended June 30
(in thousands of U.S. dollars)	2023	% of revenue	2022	% of revenue	Variance	% Variance

Rental revenue(1)	$155,896		$146,335		$9,561	6.5%
Other revenue(1)	6,352		7,145		(793)	(11.1%)
Total revenue from rental properties	$162,248	100.0%	$153,480	100.0%	$8,768	5.7%

Property taxes	26,291	16.2%	23,920	15.6%	2,371	9.9%
Repairs and maintenance	6,818	4.2%	7,772	5.1%	(954)	(12.3%)
Turnover	1,676	1.0%	2,078	1.4%	(402)	(19.3%)
Property management expenses	8,907	5.5%	8,649	5.6%	258	3.0%
Property insurance	1,965	1.2%	1,765	1.1%	200	11.3%
Marketing and leasing	260	0.2%	211	0.1%	49	23.2%
Homeowners' association (HOA) costs	2,384	1.5%	1,909	1.2%	475	24.9%
Other direct expenses(2)	2,251	1.4%	1,996	1.3%	255	12.8%
Total direct operating expenses	50,552		48,300		2,252	4.7%

Net operating income (NOI)(3)	$111,696		$105,180		$6,516	6.2%
Net operating income (NOI) margin(3)	68.8%		68.5%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Other direct expenses include property utilities on vacant homes and other property operating costs associated with ancillary revenue offerings. Utility expenses including water, sewer, waste, gas and electricity are borne by the resident when a home is occupied; such expenses are only incurred by Tricon when a home is vacant or is being turned.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total revenue for the same home portfolio increased by $5.1 million or 6.6% to $82.1 million in the second quarter of 2023 compared to $77.0 million for the same period in the prior year. This favorable change was primarily attributable to the following:

•Rental revenue – Rental revenue was $78.8 million compared to $73.4 million in the comparative period, representing an increase of 7.3%. This favorable variance was primarily attributable to an increase of 6.7% in the average monthly rent per occupied home ($1,733 in Q2 2023 compared to $1,624 in Q2 2022),

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

partially offset by a 0.5% decrease in occupancy from 98.0% to 97.5%. In addition, rental revenue in the current period benefited from the Company's successful collection efforts, which reduced bad debt expense to 0.9% of revenue compared to 1.8% in the comparative period.

•Other revenue – Other revenue was $3.3 million compared to $3.6 million in the second quarter of 2022, a decrease of 7.8%. This decrease was attributable to lower late fees driven by improved collections on regular rental payments as discussed above. The lower ancillary fee income was further reduced by a heightened provision on resident recoveries to reflect the actual collections rather than billed amounts. This overall decrease in other fee income was partially offset by higher resident enrollment in the Company's renters insurance program and higher fees earned from smart-home offerings intended to enhance the resident experience, including keyless access, smart thermostats, and a suite of in-home sensors (approximately 59% of same home properties or 12,848 homes were smart-home enabled in the current quarter compared to 49% or 10,757 homes in the same period in the prior year).

Same home operating expenses increased by $1.7 million or 7.2% to $26.1 million in the second quarter of 2023 from $24.3 million during the same period in 2022. The variance is largely attributable to the following:

•Property taxes – Property taxes were $13.3 million compared to $12.1 million in the comparative period, an increase of 9.9%, reflecting significantly higher year-over-year home value assessments as well as lower property taxes being accrued in the comparative period. The current period's tax accrual was based on 2022 assessments, calibrated for anticipated changes in property assessed values, as well as expected millage rates. Tricon continues to work with a property tax consultant to monitor tax assessments and appeal them where appropriate.

•Repairs and maintenance – Repairs and maintenance expense was $3.6 million compared to $3.8 million in the comparative period, a decrease of 3.9%. This favorable change was attributable to the Company's focus on cost management, which was evidenced by refining and managing work scopes as well as undertaking a higher number of work orders in-house, both of which led to the overall decrease in expense.

•Turnover – Turnover expense was $1.0 million compared to $1.1 million in the comparative period, a decrease of 9.7%. This favorable variance was attributable to the Company's continued focus on cost containment to offset inflationary cost pressures on labor, materials and external vendor spend.

•Property management expenses - Property management expenses were $4.6 million compared to $4.4 million in the comparative period, an increase of 5.3%. This increase was driven by higher property management personnel costs reflecting a tight labor market.

•Homeowners' association ("HOA") costs – Homeowners' association costs were $1.3 million compared to $0.9 million in the comparative period, an increase of 36.3%. The rise in HOA expense was driven by increases in annual HOA dues and a heightened level of rule enforcement by HOAs as pandemic-era regulations eased, which also increased violation / penalty fees. This trend is expected to continue in the coming quarters.

•Other direct expenses – Other direct expenses were $1.1 million compared to $1.0 million in the comparative period, an increase of 9.8%. This is primarily driven by the additional costs of providing smart-home technology to more residents as discussed above, as well as increased utility costs from higher rates and vacancy compared to the prior-year period.

Same home NOI increased by 6.3% to $56.0 million in the second quarter of 2023 compared to $52.7 million in the second quarter of 2022. Same home NOI margin decreased slightly to 68.2% from 68.4% in the same period in the prior year as year-over-year revenue growth was offset by higher expense growth, mainly in property tax, HOA costs and other direct expenses as discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

4.2    Adjacent residential businesses

4.2.1    Multi-Family Rental

Tricon's multi-family rental business segment includes one Class A high-rise property in downtown Toronto known as The Selby. There are ten other properties in downtown Toronto that are currently under development or lease-up and are discussed in Section 4.2.2.

The Selby

Rental market conditions continued to be strong in downtown Toronto in the second quarter of 2023 buoyed by supportive demand fundamentals. Occupancy and annualized turnover at The Selby remained stable at 97.8% and 32.0%, respectively. Blended rent growth moderated to 7.0% during the quarter, in part driven by a continuing reduction in the number of leases being renewed that had low pandemic-era rents or lease incentives in place. Overall leasing activity remains steady and new-lease rent growth remains robust.

The Selby generated net operating income for the quarter of C$0.4 million, an increase of 5.2% compared to the same period in the prior year.

For the periods ended June 30	Three months			Six months
(in Canadian dollars)	2023	2022	Variance	2023	2022	Variance

Number of properties	1	1	—	1	1	—
Number of units	500	500	—	500	500	—

Occupancy	97.8%	98.0%	(0.2%)	97.6%	98.0%	(0.4%)
Annualized turnover rate	32.0%	32.0%	—%	27.2%	27.6%	(0.4%)

Average monthly rent	$2,760	$2,505	$255	$2,739	$2,472	$267

Average rent growth - renewal	5.5%	14.7%	(9.2%)	5.5%	14.2%	(8.7%)
Average rent growth - new move-in	9.9%	15.4%	(5.5%)	9.8%	11.3%	(1.5%)
Average rent growth - blended	7.0%	15.1%	(8.1%)	6.8%	12.9%	(6.1%)

For the three months ended June 30
(in thousands of Canadian dollars, unless otherwise indicated)	2023		2022		Variance		% Variance

Total revenue from rental properties		$651		$613		$38	6.2%
Total direct operating expenses	244		226		18		8.0%

Net operating income (NOI)(1),(2)		$407		$387		$20	5.2%
Net operating income (NOI) margin(2)	62.5%		63.1%
Net operating income (NOI)(1),(2)	US$	303	US$	303	US$	—	—%

For the six months ended June 30
(in thousands of Canadian dollars, unless otherwise indicated)	2023		2022		Variance		% Variance

Total revenue from rental properties		$1,286		$1,199		$87	7.3%
Total direct operating expenses	477		449		28		6.2%

Net operating income (NOI)(1),(2)		$809		$750		$59	7.9%
Net operating income (NOI) margin(2)	62.9%		62.6%
Net operating income (NOI)(1),(2)	US$	600	US$	590	US$	10	1.7%
(1) All dollar amounts in this table represent Tricon's 15% share of the operating results.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

4.2.2    Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages and one income-producing property that is not yet stabilized, (ii) build-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

As at (in thousands of U.S. dollars)	June 30, 2023	December 31, 2022

Canadian residential developments	$232,297	$221,250
U.S. residential developments	145,690	138,369

Net investments in residential developments	$377,987	$359,619

Net investments in residential developments as a % of total real estate assets	3%	3%

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto. During the quarter, the City of Toronto selected a joint venture between Tricon and its partner, Kilmer Group, to develop a 29-story, 725-unit purpose-built rental apartment community ("KT Housing Now") in Toronto's Etobicoke City Center neighborhood. This apartment community, which will be built to meet zero-carbon sustainability standards, will offer 70% of its units at market rental rates and 30% at rents set at 80% of the City of Toronto's average monthly rent, adding much- needed affordable housing supply for workforce families. The project is eligible for the Canada Mortgage and Housing Corporation's ("CMHC") Rental Construction Financing Initiative, which provides attractive financing terms to rental housing projects that meet certain affordability criteria. Including this new development, Tricon now has ten projects totaling 5,005 units, comprising of nine projects in pre-construction or under construction and one income-producing property (The Taylor) that is not yet stabilized as at June 30, 2023.

The Taylor's attractive location, bold design and amenity-rich offerings continue to be well-received by prospective residents in the second quarter. The Taylor's occupancy and rent performance continues to track ahead of budget, with 254 leases signed as of June 30, 2023 (representing 89% lease-up) at average monthly rents of C$4.63 per square foot. Once lease-up stabilization occurs, The Taylor will transition from the residential development business segment to Tricon’s multi-family rental business segment.

The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to The James development project.

As at June 30, 2023, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $232.3 million. The following table summarizes the net assets by stage of development.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

	June 30, 2023				December 31, 2022
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)

Projects in pre-construction(3)	$17,141	$(11,958)	$387	$5,570	$14,361	$(11,432)	$185	$3,114
Projects under construction(3)	363,225	(172,710)	(11,775)	178,740	305,443	(125,843)	(9,714)	169,886
Project in lease-up(4)	59,045	(32,594)	(199)	26,252	56,687	(28,910)	(1,145)	26,632
Stabilized commercial property(5)	36,405	(16,242)	1,572	21,735	35,586	(15,972)	2,004	21,618
Total	$475,816	$(233,504)	$(10,015)	$232,297	$412,077	$(182,157)	$(8,670)	$221,250

Equity-accounted investments in Canadian residential developments	$318,219	$(194,618)	$(7,549)	$116,052	$275,664	$(161,153)	$(7,973)	$106,538
Canadian development properties, net of debt	157,597	(38,886)	(2,466)	116,245	136,413	(21,004)	(697)	114,712
Total	$475,816	$(233,504)	$(10,015)	$232,297	$412,077	$(182,157)	$(8,670)	$221,250
(1) Tricon's share of debt and lease obligations of $233,504 (December 31, 2022 - $182,157) consists of $198,454 of land and construction loans (net of deferred financing fees) and $35,050 of lease obligations under ground leases (December 31, 2022 - $148,694 and $33,463, respectively).
(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.
(3) The Company started construction on the The Spoke (Symington) project in Q1 2023. Comparative figures have been reclassified to show the current status of the project as under construction.
(4) Includes The Taylor, which began generating rental income during Q4 2022 and has not yet stabilized.
(5) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements". Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Investments in U.S. residential developments

The Company’s U.S. residential developments include the development of dedicated single-family communities, and legacy investments in for-sale housing, including land development and homebuilding projects.

Tricon develops single-family rental communities through its two joint venture partnerships with the Arizona State Retirement System which have a total equity commitment of $950 million. The total portfolio comprising both joint venture partnerships currently consists of 2,227 build-to-rent units under development across 14 communities in Texas, California and Nevada. These investments in single-family rental communities represent $22.8 million of Tricon’s $145.7 million total U.S. residential development investments at fair value.

The Company’s legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $122.9 million of Tricon’s $145.7 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.1% of the Company's total assets and are expected to generate approximately $272.2 million of net cash flow to Tricon, with the majority anticipated over the next five years (see “Non-IFRS measures and forward-looking statements” on page 1).

During the second quarter of 2023, these assets generated $4.1 million of distributions to Tricon, including $1.1 million of performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon's fair value of investment	Projected distributions net of advances remaining(2)

Investments in U.S. residential developments	$545,471	$554,144	$145,690	$272,214
(1) Distributions include repayments of preferred return and capital.
(2) Projected distributions are based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining, which is based on current project plans and subject to change (refer to page 1, "Forward-looking statements"), is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Projected distributions net of advances remaining	$39,520	$157,190	$75,504	$272,214

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

4.3    Strategic Capital

Through its Strategic Capital business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.

Tricon manages third-party capital for 13 of the top 100 largest institutional real estate investors in the world (source: “PERE Global Investor 100” ranking, October 2022) and is currently ranked 40th globally and second in Canada (compared to 53rd globally and second in Canada in 2022) among global real estate investment managers based on the institutional equity raised since 2018 (source: "2023 PERE 100" manager ranking, June 2023).
Performance overview

The following table provides details of revenue from Strategic Capital services for the three and six months ended June 30, 2023 and 2022, including inter-segment revenues eliminated upon consolidation.

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Asset management fees(1)	$2,787	$3,075	$(288)	$5,544	$6,202	$(658)
Performance fees(2)	1,146	8,344	(7,198)	3,708	9,087	(5,379)
Development fees(3)	6,471	6,156	315	15,990	12,018	3,972
Property management fees(4)	346	2,812	(2,466)	629	5,491	(4,862)
Revenue from strategic capital services	10,750	20,387	(9,637)	25,871	32,798	(6,927)

Asset management fees(5)	$2,097	$2,514	(417)	3,952	5,001	(1,049)
Property management fees (6)	3,901	7,717	(3,816)	7,406	12,672	(5,266)
Fees eliminated upon consolidation	5,998	10,231	(4,233)	11,358	17,673	(6,315)

Total FFO(7) impact from fees	$16,748	$30,618	$(13,870)	$37,229	$50,471	$(13,242)
(1) Ranges typically from 0.5-2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2) Calculated as approximately 20% (in most cases) of net cash flow after investors’ capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%.
(3) Calculated as 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4-5% of overall development costs of Canadian multi-family rental apartments.
(4) Includes 4-7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.
(5) Asset management fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles; however, such fees are accounted for within Tricon's proportionate Core FFO.
(6) Property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO. The details of property management fees are as follows:

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Leasing fees	$2,883	$3,106	$(223)	$5,653	$5,050	$603
Acquisition fees	$1,018	$4,611	$(3,593)	$1,753	$7,622	$(5,869)
Property management fees	$3,901	$7,717	$(3,816)	$7,406	$12,672	$(5,266)
(7) Non-IFRS measure; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

The following table provides details of the total FFO impact from Strategic Capital services:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Asset management fees	$4,884	$5,589	$(705)	$9,496	$11,203	$(1,707)
Performance fees	1,146	8,344	(7,198)	3,708	9,087	(5,379)
Development fees	6,471	6,156	315	15,990	12,018	3,972
Property management fees	4,247	10,529	(6,282)	8,035	18,163	(10,128)
Total FFO impact from fees	$16,748	$30,618	$(13,870)	$37,229	$50,471	$(13,242)

Asset management fees

Tricon earns asset management fee revenue on $2.3 billion of fee-bearing capital across its business segments. Asset management fee revenues for this quarter were $4.9 million compared to $5.6 million in the second quarter of 2022. The decrease was primarily driven by the sale of the U.S. multi-family rental portfolio which was completed on October 18, 2022. Accordingly, in the second quarter there were no asset management fees from the U.S. multi-family rental portfolio as opposed to $0.5 million in the same period in the prior year.

Performance fees

Performance fee revenues for the second quarter were $1.1 million compared to $8.3 million in the prior year comparative period which included relatively high performance fees earned from Tricon’s legacy for-sale housing investments. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Estimated future performance fees (1)	$25,000	$124,000	$38,000	$187,000
(1) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with assumptions noted under the heading "Forward-looking statements" on page 1), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 1.

Development fees

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

The Johnson Companies (“Johnson”)	$5,110	$4,561	$549	$13,294	$9,257	$4,037
Tricon Development Group ("TDG")	1,361	1,595	(234)	2,696	2,761	(65)
Development fees	$6,471	$6,156	$315	$15,990	$12,018	$3,972

Development fee revenues in the second quarter increased by $0.3 million, driven primarily by an increase in Johnson commercial land sales compared to the same period in the prior year. This was partially offset by a decrease in fees from Canadian residential developments by $0.2 million, driven by the decrease in the foreign exchange rate year-over-year.

Property management fees

The Company earned $4.2 million in property management fees in the quarter through its rental operating platform, representing a $6.3 million decrease from the comparative period. This decrease was driven primarily by a reduction in acquisition fees as a result of fewer acquisitions of SFR homes, as well as lower property management fees following the divestiture of Tricon's interest in the U.S. multi-family rental portfolio which occurred on October 18, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three and six months ended June 30, 2023 and 2022:

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Total FFO impact from fees (excluding performance fees)	$15,602	$22,274	$(6,672)	$33,521	$41,384	$(7,863)

Salaries and benefits	(13,965)	(13,845)	(120)	(28,487)	(27,869)	(618)
Cash-based AIP expense	(4,037)	(4,428)	391	(6,166)	(11,362)	5,196
General and administration expense in Core FFO(1)	(13,313)	(11,742)	(1,571)	(26,903)	(22,853)	(4,050)
Recurring gross overhead expenses	$(31,315)	$(30,015)	$(1,300)	$(61,556)	$(62,084)	$528

Overhead expenses, net	(15,713)	(7,741)	(7,972)	(28,035)	(20,700)	(7,335)

Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	50%	74%	(24%)	54%	67%	(13%)
(1) See Appendix A for reconciliation to general and administration expense per the Company's Interim Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

5.    Liquidity and capital resources

5.1    Financial strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon’s financing strategy are:

•Using various forms of debt such as fixed-rate or floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations. The Company typically purchases interest rate caps to limit its exposure to variable interest rate increases.

•Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company’s option.

•Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2    Liquidity

Tricon generates substantial liquidity through:

•Stable cash flow received from our single-family rental business.

•Cash distributions from operating cash flow generated by our multi-family rental businesses.

•Cash distributions from land, lot and home sales in our legacy for-sale housing business.

•Fee income from our Strategic Capital business.

•Repatriation of capital extracted through refinancings.

•Cash distributions generated from the turnover of assets with shorter investment horizons.

•Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Contractual obligations

The following table presents the contractual maturities of the Company’s financial liabilities at June 30, 2023, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at June 30, 2023	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total

Liabilities
Debt(1)	472,845	2,021,212	2,535,911	842,252	5,872,220
Other liabilities	—	11,871	10,009	15,669	37,549
Limited partners' interests in single-family rental business	—	872,960	—	1,127,843	2,000,803
Derivative financial instruments	—	—	—	60,139	60,139
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	153,622	—	—	—	153,622
Resident security deposits	77,993	—	—	—	77,993
Dividends payable	15,823	—	—	—	15,823
Total	$720,283	$2,906,043	$2,545,920	$2,341,228	$8,513,474
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Working capital

As at June 30, 2023, Tricon had a net working capital deficit of $871.0 million, reflecting current assets of $178.0 million, offset by current liabilities of $1.0 billion. The working capital deficit primarily results from three facilities (a term loan, a securitization and a subscription facility) with an aggregate outstanding balance of $800.9 million maturing in the next twelve months. On July 27, 2023, the Company extended the maturity of the term loan by six months to April 2024 (with the option to extend for another six months to October 2024) and amended the agreement to increase the commitment value by $100.0 million to $309.5 million. The coupon rate remains unchanged. Subsequent to the quarter-end, the subscription facility of $263.0 million was repaid in full with investor equity. Lastly, the Company is currently exploring options to refinance the securitized financing before its maturity in early 2024. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

As of June 30, 2023, there was $158.0 million outstanding under the Company's corporate credit facility with $342.0 million remaining undrawn on that facility.

5.3    Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is presented in Note 14 of the Company's interim financial statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document.

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at June 30, 2023, the Company was in compliance with all of its financial covenants.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Equity issuance and cancellations

The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

As at June 30, 2023, there were 272,803,985 common shares issued by the Company, of which 272,171,019 were outstanding and 632,966 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 3,836,723 outstanding stock options and 2,352,163 outstanding deferred share units (DSUs).

On October 13, 2022, the Company announced that the TSX had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the NYSE and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. During the six months ended June 30, 2023, the Company repurchased 525,267 of its common shares on the TSX and 523,413 shares on the NYSE under the NCIB for $8.7 million, all of which were repurchased in the first quarter. The repurchased common shares were subsequently cancelled.

The following table summarizes the Company's equity capital structure at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022	Variance

Common shares outstanding(1)	272,171,019	272,840,692	(669,673)
Restricted common shares	632,966	624,088	8,878
Number of basic common shares issued	272,803,985	273,464,780	(660,795)

Outstanding stock options	3,836,723	3,839,723	(3,000)
Outstanding deferred share units (DSUs)	2,352,163	2,419,824	(67,661)
Common shares underlying exchangeable preferred units	34,744,118	34,744,118	—
(1) Common shares outstanding as at June 30, 2023 includes 269,138 common shares issued under the Dividend Reinvestment Plan ("DRIP") during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

6.    Operational key performance indicators

The non-IFRS financial measures, non-IFRS ratios and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 1 and Appendix A.

Single-family and multi-family rental

•Net operating income ("NOI") represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

•Net operating income ("NOI") margin represents net operating income as a percentage of total revenue from rental properties.

•Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues.

•Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios.

•Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time.

•Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a
•lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods.
•“Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold, homes that have been designated for sale and homes taken out of service as a result of a major renovation. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2021, and those homes have been held in operations throughout the full periods presented in both 2022 and 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Strategic Capital (previously reported as private funds and advisory)

•Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned.

•Assets Under Management (“AUM”) includes balance sheet capital invested in the Company's principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows:

ASSETS UNDER MANAGEMENT
Principal Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments	Fair value of invested capital plus unfunded commitment
Third-Party Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments
For-sale housing	Outstanding invested equity and unfunded commitment
Build-to-rent	Outstanding invested equity and project-level funded debt plus unfunded commitment

Company operating performance

Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations ("AFFO") are metrics that management believes to be helpful in evaluating the Company's operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business.

•FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company's definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts ("NAREIT"). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon's U.S. residential developments business which are intended to act as a proxy for cash generation.

•Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, fees eliminated upon consolidation, non-recurring and non-cash items.

•AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated.

•Effect of FFO, Core FFO and AFFO from discontinued operations is presented on a combined basis with continued operations.

Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers.

Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units) to show the full dilutive impact to shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company's ability to fund dividend payments using cash from operations.

Net debt

Net debt represents the Company's total current and long-term debt per its financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company's ability to meet all of its obligations simultaneously if they were due immediately.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

7.    Accounting estimates and policies, controls and procedures, and risk analysis

Refer to the Company’s MD&A for the year ended December 31, 2022, which is available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, for detailed discussions of accounting estimates and policies, controls and procedures, and risk analysis.

7.1    Accounting estimates and policies

The Company’s accounting policies are described in Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2022, and any changes thereto are described in Note 2 to the Interim Financial Statements for the three and six months ended June 30, 2023.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to Note 4 to the consolidated financial statements for the year ended December 31, 2022 for details on critical accounting estimates.

7.2    Controls and procedures

Management, including our President & Chief Executive Officer and Executive Vice-President & Chief Financial Officer, assessed the design and effectiveness of internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) as at June 30, 2023. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission Framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. During the first quarter of 2023, the Company completed the initial phase of its new enterprise resource planning ("ERP") implementation and migrated its general ledger onto the new system. In connection with this implementation, the Company modified the design and documentation of its internal control processes and procedures relating to the new system. Other than these ERP system implementation changes, there have been no other changes in the Company's internal controls over financial reporting that occurred during the six months ended June 30, 2023. Based on our evaluation within this framework, management has concluded that both ICFR and DC&P were effective as at June 30, 2023.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

7.3    Transactions with related parties

Senior management of the Company own units, directly or indirectly, in certain legacy Investment Vehicles, as well as common shares of the Company. Refer to Note 24 in the Company's interim financial statements for further details concerning the Company’s transactions with related parties.

7.4    Dividends

On August 8, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after October 15, 2023 to shareholders of record on September 30, 2023.

7.5    Compensation incentive plans

Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com.

7.6    Risk definition and management

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

There are certain risks inherent in the Company’s activities and those of its investees, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Company’s Annual Information Form dated February 28, 2023 and its MD&A for the year ended December 31, 2022, which are available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com, contain detailed discussions of these risks.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

8.    Historical financial information

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S. multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022

Financial statement results
Net operating income from single-family rental properties from continuing operations	$132,455	$126,402	$122,522	$116,305
Total revenue from continuing operations(1), (2)	208,207	203,630	195,713	283,239
Net income from continuing operations	46,768	29,401	55,883	178,786
Net (loss) income from discontinued operations	—	—	1,829	(2,335)
Net income	46,768	29,401	57,712	176,451
Basic earnings per share from continuing operations	0.17	0.10	0.19	0.65
Basic (loss) earnings per share from discontinued operations	—	—	0.01	(0.01)
Basic earnings per share	0.17	0.10	0.20	0.64
Diluted earnings per share from continuing operations	0.16	0.08	0.11	0.49
Diluted (loss) earnings per share from discontinued operations	—	—	0.01	(0.01)
Diluted earnings per share	0.16	0.08	0.12	0.48

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021

Financial statement results
Net operating income from single-family rental properties from continuing operations	$104,396	$93,273	$83,355	$75,704
Total revenue from continuing operations(1), (2)	175,522	151,199	142,077	126,093
Net income from continuing operations	405,604	150,124	110,439	174,347
Net income from discontinued operations	11,256	13,333	16,538	27,539
Net income	416,860	163,457	126,977	201,886
Basic earnings per share from continuing operations	1.47	0.54	0.41	0.80
Basic earnings per share from discontinued operations	0.04	0.05	0.06	0.13
Basic earnings per share	1.51	0.59	0.47	0.93
Diluted earnings per share from continuing operations	0.82	0.54	0.40	0.80
Diluted earnings per share from discontinued operations	0.03	0.05	0.06	0.12
Diluted earnings per share	0.85	0.59	0.46	0.92
(1) Total revenue from continuing operations includes revenue from single-family rental properties and revenue from strategic capital services.
(2) The comparative periods prior to March 31, 2022 have been reclassified to conform with the current period presentation. Resident recoveries previously recorded in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.

Over the past two years, the Company’s single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including pandemic-related supply chain bottlenecks. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made home ownership less attainable and increased demand for rental homes.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Notwithstanding the foregoing, beginning in late 2022, Company performance began to be impacted by macro-economic factors such as rising interest rates and general inflation, as well as overall uncertainty in financial markets and moderating rent growth. Some of these factors also led the Company to slow its SFR home acquisition pace, in order to preserve capital for more attractive opportunities in the future, which slowing also had an impact on performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

Appendix A - Reconciliations

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 1 for discussion of non-IFRS measures).

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Net income from continuing operations attributable to Tricon's shareholders	$45,335	$404,579	$(359,244)	$72,294	$553,593	$(481,299)

Fair value gain on rental properties	(123,752)	(395,835)	272,083	(135,646)	(695,407)	559,761
Fair value gain on Canadian development properties	—	(874)	874	—	(874)	874
Fair value loss (gain) on derivative financial instruments and other liabilities	19,569	(156,487)	176,056	16,460	(127,125)	143,585
Limited partners' share of FFO adjustments	64,017	109,887	(45,870)	70,614	195,883	(125,269)
FFO attributable to Tricon's shareholders	$5,169	$(38,730)	$43,899	$23,722	$(73,930)	$97,652

Core FFO from U.S. and Canadian multi-family rental	195	2,505	(2,310)	386	4,826	(4,440)
Income from equity-accounted investments in multi-family rental properties	(202)	(170)	(32)	(350)	(330)	(20)
(Income) loss from equity-accounted investments in Canadian residential developments	(869)	98	(967)	(292)	113	(405)
Current income tax adjustment	1,900	—	1,900	1,900	—	1,900
Deferred income tax expense	12,135	56,125	(43,990)	14,124	100,468	(86,344)
Interest on Due to Affiliate	4,246	4,246	—	8,491	8,532	(41)
Amortization of deferred financing costs, discounts and lease obligations	6,375	4,603	1,772	11,488	8,645	2,843
Equity-based, non-cash and non-recurring compensation(1)	4,241	18,845	(14,604)	7,217	38,794	(31,577)
Other adjustments(2)	8,863	3,487	5,376	17,523	6,926	10,597
Core FFO attributable to Tricon's shareholders	$42,053	$51,009	$(8,956)	$84,209	$94,044	$(9,835)

Recurring capital expenditures(3)	(8,293)	(10,279)	1,986	(17,401)	(19,656)	2,255
AFFO attributable to Tricon's shareholders	$33,760	$40,730	$(6,970)	$66,808	$74,388	$(7,580)

Core FFO payout ratio(4)	38%	31%	7%	38%	34%	4%
AFFO payout ratio(4)	47%	39%	8%	47%	43%	4%

Weighted average shares outstanding - diluted	310,309,372	311,913,232	(1,603,860)	310,328,235	311,929,796	(1,601,561)
(1) Includes non-recurring transaction costs and non-cash performance fees expense. Performance fees expense is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.
(2) Includes the following adjustments:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Transaction costs	$949	$5,482	$(4,533)	$7,997	$7,701	$296
Non-recurring general and administration expense	6,635	—	6,635	6,635	—	6,635
Amortization and depreciation expense	4,157	3,584	573	8,422	6,991	1,431
Realized and unrealized foreign exchange gain	(163)	(100)	(63)	(131)	(39)	(92)
Lease payments on right-of-use assets	(1,443)	(566)	(877)	(2,712)	(1,259)	(1,453)
Core FFO adjustments to income from investments in U.S. residential developments	—	(656)	656	—	(450)	450
Non-controlling interest's share of Core FFO adjustments	(158)	(201)	43	(354)	(420)	66
Limited partners' share of Core FFO adjustments	(1,114)	(4,056)	2,942	(2,334)	(5,598)	3,264
Total other adjustments	$8,863	$3,487	$5,376	$17,523	$6,926	$10,597
(3) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.
(4) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively. Prior to
November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

RECONCILIATION OF RECURRING SINGLE-FAMILY RENTAL PROPORTIONATE CAPITAL EXPENDITURES
TO CONSOLIDATED PORTFOLIO CAPITAL EXPENDITURES BY PERIOD

(in thousands of U.S. dollars)		Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Recurring capital expenditures, proportionate total portfolio	(A)	$8,275	$9,093	$8,037	$10,750	$9,788	$8,796
Renovation, value-enhancing and disposition capital expenditures, proportionate total portfolio		23,415	18,291	30,295	40,868	33,941	28,475
Total capital expenditures, proportionate total portfolio		$31,690	$27,384	$38,332	$51,618	$43,729	$37,271
Limited partners' share of capital expenditures(1)		11,831	19,157	29,741	48,990	34,782	41,997
Total capital expenditures by period		$43,521	$46,541	$68,073	$100,608	$78,511	$79,268
(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL PORTFOLIO RECURRING CAPITAL EXPENDITURES TO RECURRING CAPITAL EXPENDITURES IN AFFO

(in thousands of U.S. dollars)		Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022

Recurring capital expenditures, single-family rental proportionate total portfolio	(A)	$8,275	$9,093	$8,037	$10,750	$9,788
Recurring capital expenditures from adjacent residential businesses		18	15	110	471	491
Recurring capital expenditures in AFFO		$8,293	$9,108	$8,147	$11,221	$10,279

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

RECONCILIATION OF QUARTERLY CONSOLIDATED CAPITAL EXPENDITURES TO CONSOLIDATED SINGLE FAMILY RENTAL PROPERTIES

(in thousands of U.S. dollars)	June 30, 2023	December 31, 2022

Opening balance	$11,445,659	$7,978,396
Acquisitions	363,652	2,362,185
Total capital expenditures by period
Q1	46,541	79,268
Q2	43,521	78,511
Q3	—	100,608
Q4	—	68,073
Total capital expenditures	90,062	326,460

Fair value adjustments	135,646	858,987
Dispositions	(101,684)	(80,369)
Single-family rental properties balance per financial statements, end of period	$11,933,335	$11,445,659

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars)	2023	2022	2023	2022

Net operating income (NOI), proportionate same home portfolio	$56,028	$52,704	$111,696	$105,180
Net operating income (NOI), proportionate non-same home	21,170	14,483	40,104	25,298
Net operating income (NOI), proportionate total portfolio	77,198	67,187	151,800	130,478
Limited partners' share of NOI(1)	55,257	37,209	107,057	67,191
Net operating income from single-family rental properties per financial statements	$132,455	$104,396	$258,857	$197,669
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

RECONCILIATION OF CANADIAN MULTI-FAMILY RENTAL NOI

For the periods ended June 30	Three months		Six months
(in thousands of U.S. dollars)	2023	2022	2023	2022

Net operating income (NOI), proportionate portfolio	$303	$303	$600	$590
Other expenses, proportionate portfolio	(101)	(133)	(250)	(260)
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	$202	$170	$350	$330

RECONCILIATION OF PROPORTIONATE GENERAL AND ADMINISTRATION EXPENSE IN CORE FFO

For the periods ended June 30	Three months			Six months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Proportionate general and administration expense in Core FFO	$13,313	$11,742	$1,571	$26,903	$22,853	$4,050
Non-recurring general and administration expense	6,635	—	6,635	6,635	—	6,635
Cash lease payments	(1,443)	(566)	(877)	(2,712)	(1,259)	(1,453)
Proportionate general and administration expense	18,505	11,176	7,329	30,826	21,594	9,232
Limited partner's share of general and administration expense	3,697	2,729	968	6,625	5,186	1,439
General and administration expense per financial statements	$22,202	$13,905	$8,297	$37,451	$26,780	$10,671

TOTAL ASSETS UNDER MANAGEMENT

	June 30, 2023		December 31, 2022
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$8,292,044	50.8%	$8,120,344	50.7%
Principal AUM	8,037,876	49.2%	7,882,908	49.3%
Total AUM	$16,329,920	100.0%	$16,003,252	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com

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